UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April 2003

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  [  ]          No [X]

IFIL’S PROPOSALS FOR THE NEW FIAT BOARD OF DIRECTORS

In accordance with the Code of Conduct of Listed Companies and in compliance with set deadlines, the shareholder IFIL – Finanziaria di Partecipazioni S.p.A. has filed its proposals for the appointment of the Fiat Board of Directors for the 2003-2005 period.

These proposals envisage:

•	setting at 11 the number of members of the Board of Directors
•	appointing the following persons as Directors:

Umberto Agnelli
Angelo Benessia
Luca Cordero di Montezemolo
Flavio Cotti
John Philip Elkann
Luca Garavoglia
Franzo Grande Stevens
Hermann-Josef Lamberti
Sergio Marchionne
Giuseppe Morchio
Daniel John Winteler

If compared with the current Board of Directors, which will resign effective on the date of the Stockholders’ Meeting called for May 10 and 13,

- the new candidates for the post of Director are: Luca Garavoglia Chairman of the Milan-based Davide Campari S.p.A. and Sergio Marchionne Managing Director and Chief Executive Officer of the Geneva-based SGS Group (Société Générale de Surveillance); and

- resigning Directors are: Virgilio Marrone, Chief Operating Officer of IFI, Gabriele Galateri di Genola, recently appointed Chairman of Mediobanca and Alessandro Barberis who, having completed his mandate, will continue to hold corporate positions within the Fiat Group.

Turin, April 30, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 30, 2003

FIAT S.p.A.

	BY:	/s/ Enrico Zecchini Enrico Zecchini Power of Attorney